SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           (Amendment No._______ )(1)


                                 MASTERING, INC.
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                                (Name of issuer)


                   COMMON STOCK, PAR VALUE OF $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   269837 10 0
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                                 (CUSIP number)

                               Terence M. Graunke
                                 Mastering, Inc.
                            676 North Michigan Avenue
                                   Suite 3410
                                Chicago, IL 60611
--------------------------------------------------------------------------------
   (Name, address and telephone number of person authorized to receive notices and communications)


                                February 18, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
 .

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  269837 10 0               13D               Page 2 of 5 Pages
---------------------------                       ------------------------------



--------------------------------------------------------------------------------
           1           NAME OF REPORTING PERSON S.S. or I.R.S.
                       IDENTIFICATION NO. OF ABOVE PERSON

                       Terence M. Graunke
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           2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)

                       (b)
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           3           SEC USE ONLY
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           4           SOURCE OF FUNDS

                       N/A
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           5           CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)
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           6           CITIZENSHIP OR PLACE OF ORGANIZATION

                       UNITED STATES
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  NUMBER OF               7       SOLE VOTING POWER

    SHARES                        3,504,548
                     -----------------------------------------------------------
 BENEFICIALLY             8       SHARED VOTING POWER

   OWNED BY                       N/A
                     -----------------------------------------------------------
     EACH                 9       SOLE DISPOSITIVE POWER

  REPORTING                       3,504,548
                     -----------------------------------------------------------
 PERSON WITH              10      SHARED DISPOSITIVE POWER

                                  N/A
--------------------------------------------------------------------------------
               11      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH  REPORTING
                       PERSON*

                       3,504,548
--------------------------------------------------------------------------------

               12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
               13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       approximately 25.5%
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               14      TYPE OF REPORTING PERSON

                       IN
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
---------------------------                       ------------------------------

CUSIP No.  269837 10 0               13D               Page 3 of 5 Pages
---------------------------                       ------------------------------


Item 1.  Security and Issuer.
         --------------------

                  The title and class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of MASTERING, INC., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 9201 East Mountain View Road, Suite 200, Scottsdale, Arizona 85258.

Item 2.  Identity and Background.
         ------------------------

                  Terence M. Graunke's business address is Mastering, Inc., 676 North Michigan Avenue, Suite 3410, Chicago, Illinois 60611. Mr. Graunke is the Chairman and Chief Executive Officer of the Company, which is the issuer of securities to which this statement relates. The Company is an educational services company that provides corporate training products and services for information technology professionals.

                  Mr. Graunke has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

                  Mr. Graunke is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

                  N/A; see Item 4.

Item 4.  Purpose of Transaction.
         -----------------------

                  Mr. Graunke acquired the shares of Common Stock in connection with the formation of the Company and the vesting of options acquired as an officer and director of Company. On February 18, 1998, the Board of Directors of the Company approved the execution and delivery of an Agreement and Plan of Merger (the "Merger Agreement") among the Company, PLATINUM technology, inc. and PT Acquisition Corporation I. Mr. Graunke sits on the Board of Directors of the Company and voted in favor of the merger as contemplated by the Merger Agreement. Except as contemplated by the Merger Agreement, Mr. Gruanke does not have any plans or proposals which relate to or would result in any events described in Item 4(a) through (j).

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

                  (a) As of February 18, 1998, Mr. Graunke beneficially owned in the aggregate 3,504,548 shares of the Company's Common Stock. Based upon the number of shares outstanding as of the close of business on February 18, 1998, as reported by the Company to be 13,738,832, such shares constitute approximately 25.5% of the outstanding shares of the Company's Common Stock.

                  Of the 3,504,548 shares of the Company's Common Stock beneficially owned by Mr. Graunke, 472,100 of such shares represent the right to acquire shares of the Company's Common Stock through the exercise of options which are currently exercisable or will be exercisable within 60 days of February 18, 1998.

                  (b) Mr. Graunke has sole voting and dispositive power with respect to all 3,504,548 shares of the Company's Common Stock beneficially owned by him.

                  (c) Not applicable.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6.  Contracts, Arrangement, Understanding or
         Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------

                  See Item 4.

Item 7.  Material to be Filed as Exhibits.

  Exhibit Number         Description

        1 Agreement and Plan of Merger dated as of February 18, 1998 among Mastering, Inc., PLATINUM technology, inc. and PT Acquisition Corporation (incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated February 20, 1998).

                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                        February 28, 1998
                                                                (Date)



                                                        /s/ Terence M. Graunke
                                                        ----------------------
                                                            (Signature)



                                                        Terence M. Graunke
                                                        ----------------------
                                                             (Name)